UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 333-293048

Nicola Mining Inc.

(Translation of registrant’s name into English)

Suite 1212 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

In connection with our company’s application to have our American Depositary Shares (the “ADSs”) traded on the Nasdaq Capital Market, we are furnishing a pro-forma shareholders’ equity as of September 30, 2025 adjusted to reflect the offering of the ADSs pursuant to an underwriting agreement dated April 13, 2026 with Maxim Group LLC and certain other events that occurred subsequent to September 30, 2025. The pro-forma shareholders’ equity has not been reviewed by our company’s independent accountant.

*In U.S. dollars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.

/s/ Sam Wong
Sam Wong, Chief Financial Officer
Date: April 13, 2026